Exhibit 99.1

For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

AerCap Holdings N.V. Announces Pricing of $1.250 Billion Aggregate Principal Amount of Senior Notes

DUBLIN – Wednesday, June 3, 2020—AerCap Holdings N.V. (“AerCap” or the “Company”) (NYSE: AER) has announced today that AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of the Company, priced their offering of senior notes, consisting of $1.250 billion aggregate principal amount of 6.50% Senior Notes due 2025 (the “Notes”). The Notes will be fully and unconditionally guaranteed on a senior unsecured basis by the Company and certain other subsidiaries of the Company. The Issuers intend to use the net proceeds from the Notes for general corporate purposes.

Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., Mizuho Securities USA LLC and Morgan Stanley & Co. LLC are serving as joint book-running managers for the underwritten public offering.

The Company has filed a registration statement (including a prospectus) on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”) for the underwritten offering to which this communication relates. The registration statement automatically became effective upon filing on April 6, 2018. Investors should read the accompanying prospectus dated April 6, 2018, the preliminary prospectus supplement relating to the offering dated June 3, 2020 and other documents the Company has filed with the SEC for more complete information about the Company and this offering. These documents may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov.

The prospectus supplement and accompanying prospectus relating to the offering may be obtained from: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by e-mail at prospectus@citi.com or by calling toll-free at 1-800-831-9146; Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, New York 10005-2836, or by email at prospectus.cpdg@db.com, or by calling toll-free at 1-800-503-4611; HSBC Securities (USA) Inc., 452 Fifth Avenue, New York, New York 10018 or by calling toll-free at 1-866-811-8049; Mizuho Securities USA LLC, Attention: Debt Capital Markets, 1271 Avenue of the Americas, New York, New York 10020 or by calling toll-free at 1-866-271-7403; Morgan Stanley & Co. LLC, 180 Varick Street, New York, New York 10014, Attention: Prospectus Department or by e-mail at prospectus@morganstanley.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other securities, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About AerCap

AerCap is the global leader in aircraft leasing with 1,372 aircraft owned, managed or on order and $47.1 billion of total assets as of March 31, 2020. AerCap has one of the most attractive order books in the industry. AerCap serves approximately 200 customers in approximately 80 countries with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Dublin with offices in Shannon, Los Angeles, Singapore, Amsterdam, Shanghai, Abu Dhabi, Seattle and Toulouse.

AerCap Holdings N.V.

65 St. Stephen’s Green, Dublin D02 YX20, Ireland

www.aercap.com

For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

Forward-Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

AerCap Holdings N.V.

65 St. Stephen’s Green, Dublin D02 YX20, Ireland

www.aercap.com